OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Internet Capital Group, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

46059C 10 6

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 46059C 10 6

1.	Name of Reporting Person: Safeguard Scientifics, Inc.		I.R.S. Identification Nos. of above persons (entities only): 23-1609753

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.0%

12.	Type of Reporting Person: CO

13G
CUSIP No. 46059C 10 6

1.	Name of Reporting Person: Safeguard Scientifics (Delaware), Inc.		I.R.S. Identification Nos. of above persons (entities only): 51-0291171

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.0%

12.	Type of Reporting Person: CO

13G
CUSIP No. 46059C 10 6

1.	Name of Reporting Person: Safeguard Delaware, Inc.		I.R.S. Identification Nos. of above persons (entities only): 52-2081181

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.0%

12.	Type of Reporting Person: CO

Item 1 (a) Name of Issuer:

Internet Capital Group, Inc.

Item 1 (b) Address of Issuer’s Principal Executive Offices:

690 Lee Road, Suite 310
Wayne, PA 19087

Item 2 (a) Name of Person Filing:

(1) Safeguard Scientifics, Inc.
(2) Safeguard Scientifics (Delaware), Inc.
(3) Safeguard Delaware, Inc.

Item 2 (b) Address of Principal Business Office:

(1)	800 The Safeguard Building
435 Devon Park Drive
Wayne, PA 19087-1945

(2)(3)	103 Springer Building
3411 Silverside Road
Wilmington, DE 19803

Item 2 (c) Citizenship:

(1)	Pennsylvania
(2)(3)	Delaware

Item 2 (d) Title of Class of Securities:

Common Stock, $.001 par value per share

Item 2 (e) CUSIP Number:

46059C 10 6

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a :

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940;

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(F);

(f)	[ ]	An employee benefit plan or endowment fund in
accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(i)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Not applicable

Item 4 Ownership:

(a)	Amount Beneficially Owned:

0 shares of common stock

(b)	Percent of Class:

0.0%

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

0

(ii) shared power to vote or to direct the vote:

0

(iii) sole power to dispose or to direct the disposition of:

0

(iv) shared power to dispose or to direct the disposition of:

0

Item 5 Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ X ]

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8 Identification and Classification of Members of the Group:

Safeguard Scientifics (Delaware), Inc. and Safeguard Delaware, Inc. are wholly owned subsidiaries of Safeguard Scientifics, Inc.

Safeguard Scientifics, Inc., Safeguard Scientifics (Delaware), Inc., and Safeguard Delaware, Inc. are members of a group for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934.

Item 9 Notice of Dissolution of Group:

Not applicable.

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agrees, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf on each of the Reporting Persons herein.

SAFEGUARD SCIENTIFICS, INC.

	By:	CHRISTOPHER J. DAVIS
Christopher J. Davis
Managing Director and
Chief Financial Officer

Dated: January 29, 2004

SAFEGUARD SCIENTIFICS (DELAWARE), INC.

	By:	CHRISTOPHER J. DAVIS
Christopher J. Davis
Vice President

Dated: January 29, 2004

SAFEGUARD DELAWARE, INC.

	By:	CHRISTOPHER J. DAVIS
Christopher J. Davis
Vice President

Dated: January 29, 2004